SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of March, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

1Q08 Guidance (USGAAP)

São Paulo, March 25, 2008 - Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community. This report assumes an average exchange rate of R$1.73/US$ for 1Q08, 3% down from 4Q07 (R$1.78/US$) and 18% below 1Q07 (R$2.11/US$). The assumed exchange rate for the end of the period is R$1.68/US$, 18% down from 1Q07 (R$2.05/US$) and 5% below 4Q07 (US$1.77/US$).VCP will report its 1Q08 results on April 17, 2008, before market opening.

Pulp Business
International market VCP’s pulp sales
A combination of factors has kept market conditions favorable for pulp producers in 1Q08.
With regard to demand, the highlight is China, whose fiber demand remained on a substantial upward curve in line with economic growth and larger paper production. Additionally, the price difference between eucalyptus and long fiber amounts to US$80/tonne, which stimulates the substitution process both by clients and producers with swing mills.

On the supply side, wood supply remained impacted by restrictions to logging in Indonesia and the mild European winter. Moreover, production problems experienced by some eucalyptus pulp producers in the first quarter have also contributed to supply reductions, offsetting the evolution in the learning curves related to new Suzano and Botnia capacities. Global pulp inventories increased 4 days in Jan/08 (1) (vs. Jan/07)—amounting to 34 days— impacted by one-off shipment issues but an increase considered normal in view of the low seasonality of that month.

Robust demand and reduced supply supported a new, totally-implemented increase in eucalyptus and pulp list prices in February/08 of US$30/tonne for Asia and US$20/tonne for Europe and North America. As a result of these increases, eucalyptus pulp list prices reached US$800/tonne in Europe, US$825/tonne in North America, and US$750/tonne in Asia. Furthermore another round of price increase is expected to occur in April.

We continue to believe that current market conditions could persist throughout 2008 and we have revised budget projection to be a 10% average price increase (vs. 5% previously) for 2008 in comparison to 2007.
We emphasize that all estimates depend on economic growth and global demand, currency appreciation relative to the U.S. dollar, long and short-fiber price differences, and the continuity of inefficient capability closures.

1Q08 total sales volume is expected to reach approximately 303,000 tonnes; stable in relation to 4Q07 and up 19% over 1Q07. 1Q08 net average prices in U.S. dollars for VCP’s pulp are expected to increase 5% over 4Q07 and 16% over 1Q07.

For 2008, we intend to reach the figure of 1.2 million tons sold - up 10% from 2007—, reflecting larger volumes in the Conpacel unit and the effect of the paper assets divestitures resulting in integrated pulp transferred into market pulp. We emphasize that these numbers do not include the Aracruz operations.

Paper Business
Paper market VCP’s paper sales
The domestic paper market in 1Q08 generally reflected the period’s low seasonality and competition provoked by the appreciation of the Brazilian real as a result of greater imports.

In view of this scenario, VCP’s 1Q08 paper sales volume is projected to be approximately 82,000 tonnes, or 23% below 4Q07 and 48% below 1Q07 (result of divestments on paper assets). Of total sales, approximately 41% correspond to uncoated paper, with coated paper and special paper and others representing 24% and 35%, respectively.
Despite pressure on domestic market prices, the average price of VCP’s paper mix is expected to present an increase of 6% in reais (9% in US dollars) relative to 4Q07 due to a broader sales mix with higher value added.

For 2008, we maintain our projections for paper sales volumes of 380,000 tonnes, or 24% below 2007 as expected from the divestments carried out at that time.

Results
Consolidated EBITDA w/ 50% of Conpacel

Despite the new appreciation of Brazilian real, the consolidated EBITDA margin is forecasted to increase in comparison to the 4Q07 due to the following factors:
i) higher pulp prices and greater presence of pulp in total sales volumes;
ii) effect of the better mix of products and markets for the paper sales;
iii) effect on COGS of the products in inventory that were produced at lower costs in the previous quarter; and
iv) stable SG&A expenses at approximately 17% of net revenues.

We estimate an EBITDA margin of approximately 33%, versus 28% posted in 4T07. It is important to highlight that estimates may vary considerably in accordance with currency and market price fluctuations.

Those factors should more than offset the higher pulp production cash cost in the quarter, which should reflect a temporary increase in the quarter but is lower when adjusted on a recurring basis. The increase should total 4% in R$ (+7% in US dollars) and is mainly related to the indirect impact of higher price for chemical raw materials which are linked to energy and oil prices. Those increases were not considered in previous estimates and should be reversed throughout the year as an effect of the cost reduction initiatives under implementation by the Company.

Financial Result
The impact of the continued appreciation of the Brazilian real on dollar-denominated debt should provide a positive financial result (i.e. financial net revenues) in 1Q08. This result will be reinforced by additional financial revenues of approximately US$ 16 million derived from financial investments of values to be incorporated into the costs of the Horizonte project.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: March 25, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer